Exhibit 99.1

News Release

Standard Pacific Corp. and The Ryland Group, Inc. Announce Merger of Equals Creating America’s Fourth Largest Homebuilding Company

Combined Company Will Operate in 41 Markets Across 17 States with New Home Offerings Spanning Entry Level Through Luxury

IRVINE and WESTLAKE VILLAGE, CALIFORNIA, June 14, 2015. Standard Pacific Corp. (NYSE: SPF) and The Ryland Group, Inc. (NYSE: RYL) today jointly announced that their respective boards of directors have unanimously approved a definitive merger agreement pursuant to which Standard Pacific and Ryland will combine in a merger of equals to create a single company that would have an equity market capitalization of approximately $5.2 billion, an enterprise value of approximately $8.2 billion, and would own or control approximately 74,000 homesites. In the 12 months ended March 31, 2015, the pro forma combined company delivered more than 12,600 homes in the aggregate with combined pro forma revenues of $5.1 billion.

The exchange ratio was established based on the 28 day volume weighted trading price of each company’s common stock for the period commencing May 5, 2015 and ending June 12, 2015. At the time of the merger, Standard Pacific will implement a 1 for 5 reverse stock split, so that each 5 shares of Standard Pacific common stock will be combined into 1 share of Standard Pacific common stock. After giving effect to the reverse stock split, Ryland shareholders will receive 1.0191 shares of Standard Pacific common stock for each share of Ryland common stock (which would be 5.0957 shares prior to giving effect to the reverse stock split). Fractional shares will be paid out in cash. Upon closing of the transaction, Standard Pacific stockholders will own approximately 59% and Ryland shareholders will own approximately 41% of the combined company.

Standard Pacific President and Chief Executive Officer Scott Stowell said, “Combining two industry leaders with nearly 100 years of homebuilding experience between them puts us in a strong position to benefit from the continued housing market recovery. With this merger we gain both geographic and product diversification, expanding our reach and enhancing our growth prospects in the entry level, move-up and luxury market segments. Together, we will build homes in 20 of the top 25 MSAs in the United States and will enjoy top 5 market share in 15 of these MSAs.”

Ryland President and Chief Executive Officer Larry Nicholson said, “Today our industry reaches a significant milestone as two of its best operators combine forces. With similar cultures and long histories of crafting quality homes and providing superior customer service, we are each proud of where we’ve been and look to the future confident that we will be better together. Scott and I look forward to working together as we lead our combined companies to an even higher level of construction quality, customer satisfaction and operational excellence.”

Complementary Price Points and Geographies

The combination of Standard Pacific and Ryland will offer well-crafted homes in thoughtfully designed communities that meet the desires of customers across the homebuilding spectrum, from entry level to luxury, in 41 MSAs spanning 17 states. This powerful price point and geographic diversity positions the combined company to gain combined efficiencies, while mitigating risk against changes in consumer sentiment and significantly reducing the potential impact of a downturn in any particular geography.

Efficiencies and Cost Savings

It is currently anticipated that production, purchasing and other synergies from the announced transaction could result in annual cost savings of between $50-$70 million. The combined company expects to realize a significant portion of the estimated cost savings by late 2016.

Management, Board and Corporate Presence

Upon completion of the transaction, Mr. Stowell will assume the position of Executive Chairman of the newly formed Board of Directors and Mr. Nicholson will assume the position of President and Chief Executive Officer. Current Ryland Chief Operating Officer, Peter Skelly, and current Standard Pacific Chief Financial Officer, Jeff McCall, will serve in these roles for the combined company. Current Ryland Chief Financial Officer Gordon Milne will retire in connection with the transaction, after assisting with the integration of the two companies.

The board of directors of the combined company will consist of 10 persons, five of which (including Mr. Stowell) will be current Standard Pacific directors and five of which (including Mr. Nicholson) will be current Ryland directors. William Jews, current Chairman of the Board of Ryland, will serve as the combined company’s lead independent director. Ronald Foell, co-founder and Chairman of the Board of Standard Pacific, will retire at the time of closing, which happens to coincide with the company’s 50th anniversary, a remarkable milestone for Mr. Foell. A final roster of directors will be announced in conjunction with the closing of the merger.

To ensure a successful transition, an integration committee will be formed and will be headed by Mr. Stowell.

The combined company plans to operate as one brand and will announce its new name prior to the closing of the transaction. Currently both companies’ headquarters are located in Southern California — Standard Pacific in Irvine and Ryland in Westlake Village. Given the size of the combined company, within the next two years the combined company expects to develop a corporate presence on the east coast, while continuing to maintain a corporate presence in California.

Approvals and Timing

The transaction is subject to approval by Standard Pacific and Ryland shareholders. MP CA Homes LLC, Standard Pacific’s largest stockholder and an affiliate of MatlinPatterson Global Advisers LLC, has agreed to vote its shares in favor of the transaction. The merger is expected to be completed in early Fall 2015, subject to the timing of the Securities and Exchange Commission review of the required prospectus and other stockholder related documents. The transaction is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Advisors

J.P. Morgan Securities LLC served as exclusive financial advisor to Standard Pacific and Lazard served as financial advisor to Ryland. Ropes & Gray LLP acted as legal counsel to Standard Pacific and Gibson Dunn & Crutcher LLP acted as legal counsel to Ryland.

Conference Call

A conference call to discuss this release will be held at 8:00 a.m. Eastern time June 15, 2015. The call will be broadcast live over the Internet and can be accessed through the Standard Pacific’s website at http://ir.standardpacifichomes.com and Ryland’s website at http://investor.shareholder.com/ryl/. The call will also be accessible via telephone by dialing (888) 455-2295 (domestic) or (719) 457-2552 (international); Passcode: 2790581. The audio transmission with the slide presentation will be available on both websites for replay within 2 to 3 hours following the live broadcast, and can be accessed by dialing (888) 203-1112 (domestic) or (719) 457-0820 (international); Passcode: 2790581. Please click here for a copy of the slides.

About Standard Pacific

Standard Pacific (NYSE: SPF) has been building beautiful, high-quality homes and neighborhoods since its founding in Southern California in 1965. With a trusted reputation for quality craftsmanship, an outstanding customer experience and exceptional architectural design, Standard Pacific utilizes its decades of land acquisition, development and homebuilding expertise to successfully navigate today’s complex landscape to acquire and build desirable communities in locations that meet the high expectations of the company’s targeted move-up homebuyers. Currently offering new homes in major metropolitan areas in Arizona, California, Colorado, Florida, North Carolina, South Carolina, and Texas, we invite you to learn more about us by visiting www.standardpacifichomes.com.

About Ryland

Headquartered in Southern California, Ryland (NYSE: RYL) is one of the nation’s largest homebuilders and a leading mortgage-finance company. Since its founding in 1967, Ryland has built more than 315,000 homes and financed more than 260,000 mortgages. Ryland currently operates in 17 states across the country. For more information, please visit www.ryland.com.

Forward Looking Statements

This news release contains forward-looking statements. These statements include but are not limited to statements regarding the benefits of the merger and the expected timing for closing the merger; new home orders; deliveries; backlog; absorption rates; cancellation rates; average home price; revenue; profitability; cash flow; liquidity; gross margin; operating margin; product mix; land supply; the benefit of, and execution on, Standard Pacific’s and Ryland’s strategies; Standard Pacific’s and Ryland’s future cash needs and the availability of additional bank commitments; the spring selling season; and Standard Pacific’s and Ryland’s future growth and performance. Forward-looking statements are based on our current expectations or beliefs regarding future events or circumstances, and you should not place undue reliance on these statements. Such statements involve known and unknown risks, uncertainties, assumptions and other factors many of which are out of Standard Pacific’s and Ryland’s control and difficult to forecast that may cause actual results to differ materially from those that may be described or implied. Such factors include but are not limited to: Standard Pacific and Ryland may be unable to obtain stockholder approval as required for the merger; conditions to the closing of the merger may not be satisfied or waived; the transaction may involve unexpected costs, liabilities or delays; Standard Pacific’s and Ryland’s business may suffer as a result of the uncertainty surrounding the transaction; the outcome of any legal proceeding relating to the transaction; Standard Pacific and Ryland may be adversely affected by other economic, business and/or competitive factors; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the ability of the surviving corporation to recognize benefits of the transaction; risks that the transaction disrupts current plans and operations and the potential difficulties faced by the surviving corporation in employee retention as a result of the transaction; other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all; local and general economic and market conditions, including consumer confidence, employment rates, interest rates, the cost and availability of mortgage financing, and stock market, home and land valuations; the impact on economic conditions, terrorist attacks or the outbreak or escalation of armed conflict involving the United States; the cost and availability of suitable undeveloped land, building materials and labor; the cost and availability of construction financing and corporate debt and equity capital; Standard Pacific’s and Ryland’s significant amount of debt and the impact of restrictive covenants in each company’s debt agreements; Standard Pacific’s and Ryland’s respective ability to repay their debt as it comes due; changes in Standard Pacific’s and Ryland’s credit rating or outlook; the demand for and affordability of single-family homes; the supply of housing for sale; cancellations of purchase contracts by homebuyers; the cyclical and competitive nature of the business; governmental regulation, including the impact of “slow growth” or similar initiatives; delays in the land entitlement process, development, construction, or the opening of new home communities; adverse weather conditions and natural disasters; environmental matters; risks relating to mortgage banking operations; future business decisions and the combined company’s ability to successfully implement its operational and other strategies; litigation and warranty claims; and other risks discussed in Standard Pacific’s and Ryland’s filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended Dec. 31, 2014 and subsequent Quarterly Reports on Form 10-Q for each of

Standard Pacific and Ryland. Standard Pacific and Ryland assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements. Standard Pacific and Ryland nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this press release. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

Additional Information

In connection with the proposed transaction, Standard Pacific and the Ryland will be filing documents with the SEC, including the filing by Standard Pacific of a registration statement on Form S-4, and Standard Pacific and Ryland intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Standard Pacific. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Standard Pacific’s website at www.standardpacifichomes.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Standard Pacific by directing a request to Standard Pacific Corp., 15360 Barranca Parkway, Irvine, California 92618, Attention: Secretary, and by accessing Ryland’s website at www.ryland.com under the heading “Investors” and then under the link “SEC Filings” and from Ryland by directing a request to The Ryland Group, Inc., 3011 Townsgate Rd., Ste. 200, Westlake Village, California 91361, Attention: Investor Relations.

Standard Pacific and Ryland and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Standard Pacific’s directors and executive officers in its definitive proxy statement filed with the SEC on April 24, 2015. You can find information about Ryland’s directors and executive officers in its definitive proxy statement filed with the SEC on March 13, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Standard Pacific and Ryland using the contact information above.

Source: Standard Pacific Corp. and The Ryland Group, Inc.

Contact: Jeff McCall, EVP & CFO (949) 789-1655, jmccall@stanpac.com

Contact: Gordon Milne, EVP & CFO (805) 367-3720, gmilne@ryland.com

Media Contact:

Danielle Tocco

Standard Pacific Homes

National Director of Communications

dtocco@stanpac.com

Direct Line: 949.789.1633

Cell: 714.296.0451

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